TRANSWITCH CORPORATION

Three Enterprise Drive

Shelton, Connecticut 06484

March 21, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Peggy A. Fisher

Re:	TranSwitch Corporation Registration Statement on Form S-3

(Registration No. 333-131772)

Dear Ms. Fisher:

TranSwitch Corporation respectfully requests that the Securities and Exchange Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above captioned Registration Statement on Form S-3 effective as of 4:00 p.m. Eastern Standard Time on Thursday, March 23, 2006, or as soon thereafter as practicable.

Very truly yours, TRANSWITCH CORPORATION

By:	/S/ SCOTT WILLEY
Scott Willey Vice President and Controller